

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America





Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

14 December, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 10 December 2004.
- Press Release – Anglo American agrees to sell its remaining stake in Terra Industries Inc dated 14 December 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc



ANGLO AMERICAN

News Release

14 December 2004

Anglo American agrees to sell its remaining stake in Terra Industries Inc.

Anglo American plc ("Anglo American") announces that it has agreed to sell its remaining 32% stake in Terra Industries Inc. in private sales to 22 purchasers for a gross cash consideration of US$188 million.

Note: The securities sold have not been registered under the US Securities Act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



ANGLO
AMERICAN

News Release

14 December 2004

Anglo American agrees to sell its remaining stake in Terra Industries Inc.

Anglo American plc ("Anglo American") announces that it has agreed to sell its remaining 32% stake in Terra Industries Inc. in private sales to 22 purchasers for a gross cash consideration of US$188 million.

Note: The securities sold have not been registered under the US Securities Act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)



ANGLO AMERICAN

News Release

14 December 2004

Anglo American agrees to sell its remaining stake in Terra Industries Inc.

Anglo American plc ("Anglo American") announces that it has agreed to sell its remaining 32% stake in Terra Industries Inc. in private sales to 22 purchasers for a gross cash consideration of US$188 million.

Note: The securities sold have not been registered under the US Securities Act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



ANGLO AMERICAN

News Release

14 December 2004

Anglo American agrees to sell its remaining stake in Terra Industries Inc.

Anglo American plc ("Anglo American") announces that it has agreed to sell its remaining 32% stake in Terra Industries Inc. in private sales to 22 purchasers for a gross cash consideration of US$188 million.

Note: The securities sold have not been registered under the US Securities Act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk


ANGLO
AMERICAN

News Release

14 December 2004

Anglo American agrees to sell its remaining stake in Terra Industries Inc.

Anglo American plc ("Anglo American") announces that it has agreed to sell its remaining 32% stake in Terra Industries Inc. in private sales to 22 purchasers for a gross cash consideration of US$188 million.

Note: The securities sold have not been registered under the US Securities Act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,310,892 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
06 December 2004	0
07 December 2004	5,971
08 December 2004	0
09 December 2004	0
10 December 2004	0

The Company was advised of these transactions on 10 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
10 December 2004

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,310,892 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
06 December 2004	0
07 December 2004	5,971
08 December 2004	0
09 December 2004	0
10 December 2004	0

The Company was advised of these transactions on 10 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
10 December 2004

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,310,892 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
06 December 2004	0
07 December 2004	5,971
08 December 2004	0
09 December 2004	0
10 December 2004	0

The Company was advised of these transactions on 10 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
10 December 2004

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,310,892 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
06 December 2004	0
07 December 2004	5,971
08 December 2004	0
09 December 2004	0
10 December 2004	0

The Company was advised of these transactions on 10 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
10 December 2004

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,310,892 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
06 December 2004	0
07 December 2004	5,971
08 December 2004	0
09 December 2004	0
10 December 2004	0

The Company was advised of these transactions on 10 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
10 December 2004